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(212) 318-6065
michaelchernick@paulhastings.com

January 17, 2007	30375.00011

VIA EDGAR AND BY COURIER

Ms. Peggy Kim
Mr. Scott Anderegg
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	MxEnergy Holdings Inc. and co-registrants Registration Statement on Form S-4 (File No. 333-138425-01 to-12)

Ladies and Gentlemen:

On behalf of MxEnergy Holdings Inc., a Delaware corporation (the "Issuer"), and the Subsidiary Guarantors listed on Schedule I hereto (each, a "Subsidiary Guarantor" and collectively, the "Subsidiary Guarantors"), we are submitting three copies of the Issuer's response to the Staff's comments conveyed in its comment letter, dated December 1, 2006 (the "Comment Letter").

This letter is submitted along with three copies of Amendment No. 1 to the Issuer's Registration Statement on Form S-4 (File No. 333-138425) relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of $190,000,000 aggregate principal amount of the Issuer's Floating Rate Senior Notes due 2011 (the "New Notes") and guarantees thereof by the Subsidiary Guarantors (the "New Guarantees") issuable in exchange for (the "Exchange Offer") the Issuer's existing Floating Rate Senior Notes due 2011 (the "Original Notes") and the related guarantees thereof by the Subsidiary Guarantors (the "Original Guarantees"), which were offered and sold in a transaction exempt from registration under the Securities Act. All three copies of Amendment No. 1 to the S-4 ("Amendment No. 1") have been marked to show changes from the initial registration statement as filed with the Securities and Exchange Commission (the "Commission") on November 3, 2006. The Amendment was transmitted for filing with the Commission via EDGAR on the date hereof.

The Issuer's responses set forth the Staff's comments together with the Issuer's responses. Unless otherwise specified, all page number references in the attached responses are to the internal page numbers of Amendment No. 1. Please note that the S-4 has been updated to include financial statements and related disclosure of the Issuer's fiscal quarter ended September 30, 2006.

If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6065 or Thomas Kruger of this firm at (212) 318-6900.

Sincerely,

/s/ Michael K. Chernick
Michael K. Chernick
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Jeffrey A. Mayer,
        President and Chief Executive Officer, MxEnergy Holdings Inc.
Chaitu Parikh,
        Vice President, Chief Financial Officer and Assistant Treasurer, MxEnergy Holdings Inc.
Thomas Kruger, Esq.

Enclosures

SCHEDULE I

Subsidiary Guarantors

Name	Jurisdiction of Incorporation
MxEnergy Capital Holdings Corp.	Delaware
MxEnergy Capital Corp.	Delaware
MxEnergy Gas Capital Holdings Corp.	Delaware
MxEnergy Electric Capital Holdings Corp.	Delaware
MxEnergy Gas Capital Corp.	Delaware
MxEnergy Electric Capital Corp.	Delaware
MxEnergy Inc.	Delaware
MxEnergy Electric Inc.	Delaware
Total Gas & Electricity (PA), Inc.	Florida
Online Choice Inc.	Delaware
MxEnergy Services Inc.	Delaware
Infometer.com Inc.	Delaware

MXENERGY HOLDINGS INC.
REGISTRATION STATEMENT ON FORM S-4

Memorandum of MxEnergy Holdings Inc.'s (the "Issuer") Responses to Comments
of the Staff of the Securities and Exchange Commission (the "Staff")
Conveyed in a Letter Dated December 1, 2006

The Staff's comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment.

General

1.
Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

The Issuer does not plan to include any gatefold information in the final prospectus.

2.
Please file all required exhibits, including the letter of transmittal and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

The Issuer has complied with the Staff's comment by filing with Amendment No. 1 all exhibits to the registration statement which were not previously filed.

3.
Please avoid using defined terms or including a list of definitions or a glossary in the prospectus. Please revise to briefly define the term the first time it is used, or revise so that the meaning of the term is clear from its context.

The Issuer has complied with the Staff's comment by eliminating the "Glossary of Terms." In addition, the Issuer has defined each term the first time it is used and/or revised the relevant disclosure so that the meaning of each term is clear from its context.

Outside Front Cover Page of Prospectus

4.
We note your disclosure that the offer will close at 5:00 p.m. As currently disclosed the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm to us that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Issuer confirms that the exchange offer will be open at least through midnight on the twentieth business day after such offer commences and that the expiration date of the exchange offer will be included in the final prospectus.

5.
Please revise the cover page to disclose the following:

•
That the new notes are substantially identical to the old notes;

•
Each broker-dealer that receives the new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new securities; and

•
If the broker-dealer acquired the old securities as a result of market making or other trading activities, the broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resale of the new securities.

The Issuer has complied with the Staff's comment by revising the disclosure on the cover page of the prospectus.

Market and Industry Data, page i

6.
Please revise to omit the disclaimer language in the last two sentences since you are responsible for the entire content of the prospectus.

The Issuer has complied with the Staff's comment by revising the disclosure in "Market and Industry Data" on page i of the prospectus.

The Exchange Offer, page 3

7.
Please disclose that the old notes will be exchanged promptly upon expiration of the exchange offer. Also, your disclosure should indicate that you will promptly return any old notes not accepted by you for any reason after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer as applicable. Please revise here and throughout your document, as necessary.

The Issuer has complied with the Staff's comment by revising the disclosure under "Prospectus Summary—The Exchange Offer" on page 3 of the prospectus and "The Exchange Offer—The Exchange Offer—Purpose of the Exchange Offer" on page 26 of the prospectus. Such disclosure also appears under "The Exchange Offer—Withdrawal of Tenders" on page 31 of the prospectus.

8.
We note that you state that each broker-dealer that receives new notes for its own account in exchange for original notes, where the original notes were acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please revise to add that these broker-dealers may be statutory underwriters. Similarly, please revise the related risk factor on page 26.

The Issuer has complied with the Staff's comment by revising the disclosure under "Prospectus Summary—The Exchange Offer" on page 3 of the prospectus as well as revising the applicable risk factor on page 22 of the prospectus.

Summary of Terms of New Notes, page 6

9.
Please revise, here and under the descriptions of the new notes and other indebtedness, to clarify the ranking of the new notes and guarantees. We note that on page 22 you state that the new notes and guarantees are effectively subordinated to your existing and future secured creditors, including those under the revolving credit facility and the hedge facility. In addition, please quantify the amount of debt that is currently senior to the notes or ranks equally with the notes.

The Issuer has complied with the Staff's comment by clarifying the ranking of the new notes and the guarantees under "Prospectus Summary—Summary of Terms of New Notes" on pages 6-7 of the prospectus, under "Description of the New Notes—General" on page 111 of the prospectus and under "Description of New Notes—Guarantees" on page 114 of the prospectus. In addition, the Issuer revised the disclosure under "Prospectus Summary—Summary of Terms of New Notes" on page 7 of the prospectus to include a statement that the Issuer had no debt outstanding other than the notes as of September 30, 2006. The Issuer also clarified that amounts outstanding under its current credit facility would be effectively senior to the notes to the extent of the value of the assets securing such debt.

Summary Historical and Pro Forma Financial and Other Data, page 10

10.
Please disclose in greater detail the specific manner in which you use EBITDA and adjusted EBITDA to conductor evaluate your business. In this regard, you should expand on how you use such measures "only supplementally," as you note on page 12. If you do not use the measures to conduct or evaluate your business, explain your basis for presenting the measures as indicators of performance. See Question 8 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at www.sec.gov. Finally, we are not clear on how you compensate for including non-GAAP measures by relying primarily on GAAP results. If you rely on GAAP results, we are not clear on why you present alternative measures. Please clarify or revise here and throughout the filing where EBITDA and adjusted EBITDA are discussed.

The Issuer has complied with the Staff's comment by revising the disclosure in footnote (f) under "Selected Historical Financial and Other Data of SESCO" on pages 45-46 of the prospectus and under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Adjusted EBITDA" on pages 53-54 of the prospectus to provide greater detail regarding the specific manner in which the Issuer uses EBITDA and Adjusted EBITDA to conduct and evaluate its business.

Ratio of Earnings to Fixed Charges, page 13

11.
Please revise to include information for the latest interim period for which financial statements are presented in the document. Refer to Item 503(d)(1) of Regulation SK.

The Issuer has complied with the Staff's comment by including the latest interim period for which financial statements are presented under "Prospectus Summary—Ratio of Earnings to Fixed Charges" on page 10 of the prospectus. The Issuer also updated Exhibit 12 to the registration statement to include the last interim period for which financial statements are presented.

Risk Factors, page 14

12.
In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures;

•
We are subject to competition in each of our markets, page 17;

•
We may not be able to manage our growth successfully…, page l8 and

•
We may need to raise additional capital, page 19.

Please note these are examples only. Review your entire risk factor section and revise as necessary.

The Issuer has complied with the Staff's comment by deleting the risk factors entitled "We are subject to competition in each of our markets," "We may not be able to manage our growth successfully. Any such failure could overburden our resources and lead to poor customer satisfaction in our services," and "We may need to raise additional capital, which may not be available. This could jeopardize our financial position."

Our success depends on key members of our management…, page 20

13.
Please identify the key personnel upon whom you depend. Please also expand to make this risk more specific to your company and explain why you face this risk. For example, if applicable, disclose whether any key personnel are nearing retirement. As drafted, this risk factor is generic.

The Issuer has complied with the Staff's comment by deleting this risk factor.

14.
We note that some of your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. For example,

•
Our interest expense would increase if interest rates increase, page 21; and

•
We will require a significant amount of cash to service our debt,… page 21.

Please revise your risk factor subheadings to ensure that they reflect the risk you describe in the text.

The Issuer has complied with the Staff's comment by revising the titles of certain risk factors on pages 12, 13, 17 and 19 of the prospectus to more accurately describe the risk posed to holders of the notes.

Risks Related to the Notes, the Offering and the Exchange, page 22

15.
We note that on page 146 you disclose that holders of the new notes will be required to include original issue discount in gross income in advance of the receipt of cash attributable to that income. Please consider revising to discuss this risk.

The Issuer has complied with the Staff's comment by adding a risk factor entitled "You will be required to include original issue discount in your U.S. federal taxable income, which may exceed the amount of interest paid on the notes in cash." on page 21 of the prospectus.

The Exchange Offer, page 30

16.
You state that you will issue a public announcement of the extension before 9:00 a.m. on the next business day after the scheduled expiration date. According to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm to us that you will disclose the number of securities tendered as of that date if you extend your offering.

The Issuer confirms that should it extend the expiration date of the exchange offer, it will disclose the number of notes tendered for exchange as of the date of the notice announcing such extension.

Use of Proceeds, page 39

17.
Please confirm the debt discount is the only debt issuance cost associated with the issuance of the notes. If not, please revise "Use of Proceeds" to disclose the proceeds less all note-related issuance costs.

The Issuer has complied with the Staff's comment by revising the disclosure under "Use of Proceeds" on page 35 of the prospectus to disclose the proceeds less all debt issuance costs associated with the issuance of the original notes.

18.
Given the notes are variable rate, please tell us why they were issued at a discount. If the spread over LIBOR does not represent the market rate of interest applicable to you, please tell us why the stated interest rate was not established at a market rate.

On May 12, 2006, MxEnergy Inc., a wholly owned subsidiary of the Issuer, entered into an Asset Purchase Agreement (the "APA") with Shell Energy Services Company L.L.C. ("SESCo") pursuant to which MxEnergy agreed to purchase substantially all of the assets of SESCo. In connection with the execution of the APA, the Issuer entered into a bridge loan commitment letter (the "Bridge Loan") with the investment banks backing the offering of the notes to provide up to $200 million in senior unsecured notes to finance the SESCo acquisition (the "Acquisition"). The bridge loan commitment was a requirement to signing the APA to validate to SESCo MxEnergy's ability to finance the APA. The intention of the Issuer was to issue senior unsecured floating notes (the "Notes") by August 1, 2006 to finance the acquisition of the assets of SESCo as contemplated by the APA. The Issuer worked diligently to close the offering of such Notes by August 1, 2006, incurring a variety of costs specific to the issuance of the Notes. During the end of July 2006, the Issuer determined that the Notes would not be issued by August 1, 2006 and would need to draw on the bridge loan to close the APA. During the negotiations to price the Notes, the Issuer was posed with a situation to either re-price the Notes at a higher spread over LIBOR and/or issue the Notes at LIBOR plus 7.5% per annum but issue the Notes at a discount. The economic impact of these two alternatives was determined to be substantially equivalent. The Issuer's election to issue the Notes at a discount was primarily made to expedite the closing of the note offering. The Issuer believes the stated interest rate of the Notes combined with the issuance of such Notes at a discount was representative of the market interest rate applicable to the Issuer at the time the Notes were issued.

Unaudited Pro Forma Condensed Consolidated Balance Sheet As of June 30, 2006, page 42

Note (b), page 43

19.
On page 43, you disclose that you were entitled to a refund of $1,781 and that you recorded a charge to earnings of approximately $594 upon repayment of the bridge loan. On page 45, you disclose that you incurred a charge of $1,482, after tax, upon repayment of the bridge loan. Please reconcile these amounts for us and explain why the adjustment to retained earnings on the pro forma balance sheet was $352 versus $l,482. In addition, please tell us whether the debt financing cash outlay of $2.347 million on page F-6 bears any relationship to the pre-tax amounts of $2.375 and $2.5 million on pages 43 and 45, respectively. In this regard, please provide us with a detailed analysis of the charges associated with your bridge financing, the anticipated amortization period, the actual amortization period prior to write off, and the stated interest rate in the bridge so that we can recalculate these charges as well as the pro forma interest expense assuming the bridge was permanent financing. Note 14 suggests that the total fees for the bridge loan were $800,000. Tell us how any fees relating to the bridge financing were treated in your representation that pro forma interest expense would have been $3,200 lower assuming the bridge financing costs were in effect.

The Issuer has complied with the Staff's comment by revising the disclosure on pages 35, 39, 41 and 43 of the prospectus to accurately and consistently disclose all costs associated with the issuance of the Bridge Loan, the Notes and the associated pro forma and other disclosures.

The debt financing cash outlay of $2.347 million does not bear any relationship to the pre-tax amounts of $2.375 and $2.5 million as the $2.347 million represents cash paid during the year ended June 30, 2006 for debt issuance costs, primarily relating to the refinancing of the Issuer's credit facility in December 2005 as disclosed Note 3 to the consolidated financial statements for the year ended June 30, 2006. The $2.375 million and $2.5 million are referring to the same costs and accordingly the amount of $2.375 million should have been reported on both of the original S-4 pages 43 and 45. The Issuer has removed the June 30, 2006 pro forma condensed consolidated balance sheet, but the $2.375 million has been properly reflected in the pro forma condensed consolidated statement of operations for the year ended June 30, 2006. The $2.375 million relates to the gross incremental and direct costs incurred subsequent to June 30, 2006 to fund the Bridge Loan. Such costs were subsequently reduced by $1.781 million upon the refund of 75% of the gross cost of $2.375 million (resulting in a pre-tax write-off of $594 of bridge loan financing costs), based on the agreed upon provisions of the Bridge Loan commitment letter that allowed a partial refund of such costs contingent upon the issuance of the Notes.

The total issuance costs related to the Bridge Loan of $2.375 million were included in the total debt issuance costs utilized to determine the amount to include in pro forma interest expense amount of $1.315 million, representing how much pro forma interest expense would have been lower by if the Bridge Loan was utilized to finance the APA. In addition, the difference in the interest rates between the Notes and the Bridge Loan were calculated and included in the $1.315 million to properly reflect the decrease to the pro forma interest expense as if the Bridge Loan had been utilized to finance the APA. The Issuer also included the impact of writing off all debt issuance costs incurred specific to the notes to calculate the difference in pro forma interest expense of $1.315 million.

The $800,000 disclosure in Note 14 to the June 30, 2006 consolidated financial statements represents a rounded value comprising the following two amounts; 1) $594,000 of debt issuance costs incurred to obtain the Bridge Loan that were written off upon repaying the Bridge Loan with the Notes and 2) $168,000 of interest incurred on the Bridge Loan for the period from August 1, 2006 through August 4, 2006.

Included herewith is a detailed analysis of the charges associated with the Bridge Loan, the anticipated amortization period, the actual amortization period prior to write-off and the stated interest rate in the Bridge Loan.

20.
Please tell us how the "Deferred transaction fees and expenses associated with the financing of the acquisition" arose as well as the nature of such fees and expenses. If they are financing fees associated with the notes, please review "Use of Proceeds" on page 39 and consider whether these fees would reduce the net proceeds. If not, please tell us why.

Attached hereto is a detailed analysis of the nature and amount of the "deferred transaction fees and expenses associated with the financing of the acquisition." The costs represent incremental and direct costs associated with the financings (i.e., the Bridge Loan and the Notes) and were specifically identified with the financing to which they related. Please refer to the Issuer's response to comment 19 for further details regarding these fees. The Issuer has updated the use of proceeds disclosure on page 35 of the prospectus to clarify such costs and which proceeds were utilized (i.e., the Bridge Loan or the Notes) to pay them.

Unaudited Pro Forma Condensed Consolidated Statement of Operations,... page 44

21.
Please revise your pro forma statement of operations to reflect the amortization of your $4.75 million debt discount. If this amortization is already reflected in your interest expense pro forma adjustment, described in note (e), please disclose how you are amortizing such discount and the amount.

The Issuer has complied with the Staff's comment by revising note (e) to the pro forma statement of operations appearing on page 39 of the prospectus to disclose how the $4.75 million debt discount is being amortized in the interest expense pro forma adjustment.

22.
Please disclose if you used the current LIBOR interest rate or the average LIBOR rate during the year ended June 30, 2006 in computing pro forma interest expense related to your variable rate debt and revolver. If you used the average variable rate, please tell us in detail why you believe that rate was more appropriate than the current rate. Also, if you continue to use rates other than the current LIBOR interest rate, please provide prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements. Finally, please also disclose the effect on pro forma net income of a 1/8% variance in interest rates on your variable rate debt.

The Issuer has complied with the Staff's comment by revising the disclosure in footnote (e) to the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2006 on page 38 of the prospectus and in footnote (g) to the unaudited pro forma condensed consolidated statements of operations for the three months ended September 30, 2006 and for the three months ended September 30, 2005 on pages 41 and 43, respectively, of the prospectus to disclose the fact that the current LIBOR interest rate (i.e., the LIBOR rate as of the date of the Acquisition) was utilized in computing pro forma interest expense related to our variable rate debt and revolver. The Issuer has also complied with the Staff's comment by providing disclosure in footnote (e) to the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2006 on page 38 of the prospectus and in footnote (g) to the unaudited pro forma condensed consolidated statements of operations for the three months ended September 30, 2006 and for the three months ended September 30, 2005 on pages 41 and 43, respectively, of the prospectus to disclose the effect on pro forma net income if a 1/8% variance in interest rates occurred.

23.
Please expand your disclosure to further explain, if true, that you recast historical interest expense due to a new credit facility.

The Issuer has complied with the Staff's comment by revising the disclosure on page 39 of the prospectus to further explain that the Issuer recast historical interest expense based on the provisions of the new credit facility as if such facility had been in place as of July 1, 2005 for the twelve months ended June 30, 2006 and the three months ended September 30, 2005 and as of July 1, 2006 for the three months ended September 30, 2006.

Selected Historical Financial and Other Data of MxEnergy, page 46

Note(c), page 47

24.
Please reconcile Adjusted EBITDA to net income for fiscal years 2002 and 2003.

The Issuer has complied with the Staff's comment by providing a reconciliation of Adjusted EBITDA to net income for the periods requested on page 46 of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results,... page 50

25.
We note that on page 51 you disclose that your average customer attrition rate is approximately 23%, which you believe is consistent with the industry average. Further, on page 85, you state that you maintain a consistently high customer retention rate, and on page 16, you disclose that you have experienced higher than usual customer attrition in connection with your acquisition of SESCo. Please reconcile your disclosures or provide enough additional information in each instance to place the statements in the appropriate context.

The Issuer has complied with the Staff's comment by eliminating the disclosure stating that the Issuer has a consistently high customer retention rate. The Issuer believes the disclosure on page 49 of the prospectus, stating that the average customer attrition rate is approximately 23% (which we believe is consistent with the industry average), is accurate. Therefore, the Issuer has not revised this disclosure. The Issuer also believes that the disclosure in the risk factor entitled "Integration of the SESCo assets into our operations may not be successful and our pro forma financial results may not reflect our results after such integration. If we are unable to successfully integrate the SESCo assets into our business, it may adversely affect our financial performance." on page 13 of the prospectus, stating that we have experienced higher than usual customer attrition in connection with our acquisition of SESCo, is appropriate and thus, has not revised this disclosure.

26.
Your discussion of customers served suggests that MxEnergy served approximately 714,000 RCEs as of June 30, 2006, when, in fact, MxEnergy served 387,000 and SESCo served 327,000 RCEs as of that date. While certain pro forma statistics may be helpful in discussing your business as it presently exists, it should be clear that such amounts are pro forma with equal regard given to historical amounts since such pro forma customers served may not have existed had the acquisition in fact occurred at June 30, 2006. Lastly, please consider clarifying that of the 714,000 RCEs, 12,000 are non-gas.

The Issuer believes the lead-in disclosure on page 48 of the prospectus provides clarity as to which discussions within "Management's Discussion and Analysis of Financial Condition and Results of Operations" are historical as opposed to pro forma. The Issuer believes that the disclosures on pages 50-51 of the prospectus provide appropriate explanations to allow readers to understand the number of residential customer equivalents ("RCEs") as either natural gas or electricity, and whether these are pro forma or historical.

27.
Please quantify the effect of the termination of 142,500 Percent of Income Payment Plan RCEs on SESCo's results of operations for the year ended June 30, 2006.

The Issuer has complied with the Staff's comment by adding disclosure on page 48 of the prospectus regarding the effect of the termination of 142,500 Percent of Income Payment Plan RCEs on SESCo's results of operations for the year ended June 30, 2006.

28.
Please tell us the reasons, business or otherwise, that the LDCs guarantee or purchase your accounts receivable due to gas sales.

Certain local distribution companies ("LDCs") allow marketing companies to elect whether or not the sales of commodities in such LDCs will be guaranteed or non-guaranteed. The LDCs provide such a choice to marketing companies as a means of encouraging marketer participation in the de-regulated markets (i.e., to promote de-regulation) and providing consumers in such markets a better choice regarding energy supply.

Results of Operations, page 54

29.
Please revise your disclosure in this section to ensure your discussion and analysis of your results of operations is not merely a recitation of changes evident from the financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K.

The Issuer has reviewed the discussions included in its results of operations based on the Staff's comment. Based on changes made in such discussions of our results of operations in response to other Staff comments, the Issuer believes the discussions included in results of operations provide the appropriate content to comply with Item 303(a)(3) of Regulation S-K.

Year Ended June 30, 2006 Compared with Year Ended June 30 2005, page 55

30.
We are unclear on what the $2.3 million charge related to MxEnergy's election not to perform hedge accounting is intended to convey. Please advise whether this is a specific charge and where it is classified in the determination of net income. If your statement is intended to disclose the amount of charge that would have been included in OCI, as opposed to net income, we do not believe this is a balanced presentation since there would be prior period amounts that would be included in net income from OCI as the related item is recognized. Please also consider whether clarifying disclosure may be necessary based on our comment.

The $2.3 million charge related to MXenergy's election not to perform hedge accounting represents realized losses on settled risk management activities relating to inventory purchased but not yet sold as of period end and therefore, was intended to disclose the amount, on a pre-tax basis, that would have been included in other comprehensive income as opposed to net loss had the Issuer been applying hedge accounting. The settlement of such risk management activities is recorded in the statement of operations in the line item entitled "realized (gains) losses from risk management activities." The

Issuer has updated the $2.3 million charge previously disclosed to reflect the actual charge for the year ended June 30, 2006 of $0.7 million. The Issuer agrees that disclosing the impact on the results of operations for the year ended June 30, 2006 and not on the results of operations for the year ended June 30, 2005 is not a balanced presentation. Accordingly, the Issuer has added disclosure on pages 56-57 of the prospectus to reflect the impact on its results of operations for the year ended June 30, 2005 due to its election to not perform hedge accounting. The Issuer believes that the changes previously discussed and now included in the S-4 provide a clear description regarding the Issuer's election to not perform hedge accounting and the resulting impact to its statement of operations.

31.
Provide a discussion of the reason(s) for the decrease in advertising and marketing expenses as it appears from previous discussion of acquisition activities that your business plan is focused on growth in RCEs. We assume you classify the periodic recognition of customer acquisition costs in amortization and depreciation. Please differentiate amortization of these costs from depreciation of tangible property in your discussion. Since this amortization is similar in purpose to advertising and marketing, please correlate your discussion of these items to the extent applicable.

The Issuer has complied with the Staff's comment by including a discussion of the reasons for the decrease in advertising and marketing expenses on page 58 of the prospectus.

32.
Each time you present Adjusted EBITDA, please identify it as a non-GAAP measure of performance or liquidity, as applicable, and provide a cross reference to the non-GAAP disclosures provided elsewhere in the filing. In this regard, your disclosure on page 54 might suggest it is a liquidity measure based on financial covenants in your credit agreements, while previous discussions would suggest it is a performance measure. Please ensure your discussion of how the measure is used is consistent throughout the document.

The Issuer has complied with the Staff's comment by revising the disclosures regarding Adjusted EBITDA throughout the prospectus to identify Adjusted EBITDA as a non-GAAP measure of performance and/or liquidity and to further provide a cross reference to the non-GAAP disclosures made elsewhere in the prospectus. Discussions of how Adjusted EBITDA is utilized have been revised so as to be consistent throughout the prospectus. Due to the inclusion of discussions regarding the utilization of Adjusted EBITDA as a measure of liquidity, the Issuer has also included a reconciliation of Adjusted EBITDA to cash flows from operations for all periods presented. See pages 46 and 54 of the prospectus for the new disclosure.

Management, page 88

33.
Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

The Issuer has complied with the Staff's comment by adding disclosure on page 91 of the prospectus regarding the rights of Sowood Commodity Partners Fund LP and the holders of the Issuer's Series A preferred stock to appoint members of the board of directors of the Issuer.

Security Ownership of Certain Beneficial Owners and Management, page 101

34.
Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Sowood Commodity Partners Fund LP and Charter MX LLC.

The Issuer has complied with the Staff's comment by adding the names of the individuals who control investment decisions of Sowood Commodity Partners Fund LP and Charter MX LLC in footnotes 12 and 11, respectively, on page 104 of the prospectus.

Certain Relationships and Related Transactions, page 105

35.
Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

The Issuer has complied with the Staff's comment by revising the disclosure with respect to certain of the related party transactions and agreements on pages 106-07 of the prospectus. With respect to the finder's fees paid to Daniel Bergstein and John Stewart disclosed on page 107 of the prospectus, the compensation provided was more favorable than that we would have paid to an unrelated third party. With respect to the promissory notes with Daniel Bergstein and JED Communications Associates, Inc. disclosed on page 107 of the prospectus, such promissory notes were non-interest bearing and thus, more favorable than those we would have offered to an unrelated third party.

The Issuer has complied with the second part of the Staff's comment by filing certain related party agreements which were not previously filed as Exhibit 10.32 and 10.33 to the registration statement. None of the transaction bonuses disclosed on page 106 of the prospectus, or the consulting services provided by Daniel Bergstein and John Stewart disclosed on page 107 of the prospectus were awarded or provided pursuant to a written agreement. Accordingly, all related party agreements have now been filed as exhibits to the registration statement.

Description of Other Indebtedness, page 107

36.
Please disclose the amounts outstanding under the revolving credit facility and the Sowood loan.

The Issuer has complied with the Staff's comment by disclosing on pages 108-09 of the prospectus the amounts outstanding under the revolving credit facility and the Sowood credit facility.

Description of the New Notes, page 110

37.
We note that it appears you have inserted sections of the indenture into the prospectus. For example, refer to the discussion of covenants that begins on page 114 or the description of the events of default that starts on page 123. Please revise to more succinctly and clearly describe these terms of the indenture.

The Issuer has complied with the Staff's comment by revising the disclosure throughout "Description of New Notes" to more clearly describe certain terms of the indenture.

Change of Control, page 113

38.
Please revise to describe the events that trigger the change of control provision. Please also quantify the term "all or substantially all," or in the alternative, disclose the established meaning of the phrase under the applicable governing law of the indenture. If an established meaning is not available, then disclose the effects of the uncertainty on the ability of a preferred shareholder or debt holder to determine when a change of control has occurred.

The Issuer has complied with the Staff's comment by including disclosure on pages 114-115 of the prospectus stating that the meaning of "all or substantially all" has no established meaning and is subject to judicial interpretation and accordingly, noteholders may not be able to determine with certainty whether a change of control has occurred under the indenture. In addition, the Issuer has added a risk factor entitled "Noteholders may not be entitled to require us to repurchase the notes in connection with certain transactions because the term "all or substantially all" in the context of a change of control has no established meaning under the relevant law." on page 21 of the prospectus.

Certain United States Federal Income Tax Considerations, page 145

39.
Please revise the caption to remove the term "certain" and clarify that you have disclosed the material U.S. federal income tax "consequences." Refer to Item 4(a)(6) of Form S-4.

The Issuer has complied with the Staff's comment by changing the caption of this section and all cross references thereto in the prospectus.

Financial Statements, page F-1

40.
Please update to include financial statements for the interim period ending September 30, 2006. These financial statements may be unaudited. Refer to Rule l2 of Regulation S-X. Likewise, please update all financial information presented throughout the filing and any related discussions, as applicable.

The Issuer has complied with the Staff's comment by including in the prospectus the unaudited interim financial statements for the three month period ended September 30, 2006. The Issuer has also complied with the Staff's comment by updating all financial information and related discussions presented throughout the prospectus to include the unaudited interim period financial statements.

Consolidated Statements of Cash Flows, page F-6

41.
Your use of the non-cash adjective in describing stock compensation on page F-6 appears repetitive since stock compensation does not typically require the outlay of cash. Further, if your non-cash interest expense represents amortization of previously paid financing fees or some other item, you should use a more descriptive caption.

The Issuer has complied with the Staff's comment by eliminating the adjective "non-cash" in its description of stock compensation and changed the line item description regarding "non-cash interest expense" to "unrealized losses on interest rate swaps and amortization of deferred financing fees" throughout the prospectus.

Revenue Recognition, page F-7

42.
Please explain to us the circumstances under which title passes upon delivery to the local distribution companies, resulting in the recognition of revenue prior to the period in which the commodity is consumed by the customer.

The Issuer sells natural gas to customers using the delivery systems of LDCs, many of which guarantee the Issuer's receivables. Except with respect to two Michigan LDCs, the Issuer recognizes revenue at the time the commodity (i.e., natural gas or electricity) is consumed by the customer. The Issuer recognizes revenue in the two Michigan LDCs (the "MILDCs") at the time the commodity is delivered to the respective LDC "city gate" (i.e., to the LDC). Title of the natural gas passes to the MILDCs upon delivery of the natural gas to the "city gate" of the MILDCs, and all risk of loss to the natural gas from that point in time rests with the MILDCs. The Michigan LDCs also guarantee the Issuer's receivables. The guaranteed receivables recorded by the Issuer and paid by the MILDCs are calculated based on the volume of gas delivered by the Issuer to the city gate of the MILDCs. On an annual basis, the MILDCs calculate an expected amount of natural gas that will be utilized by the Issuer's customer base. The MILDCs then provide the Issuer with a "flat load" delivery schedule, which requires the Issuer to deliver the total annual amount of natural gas expected to be utilized by the Issuer's customers evenly over a twelve month period. The two MILDCs operate under a twelve month delivery period beginning April 1 and ending on March 31. The MILDCs adjust the annual amount of natural gas required to be delivered by the Issuer during the twelve month period based on changes in weather (i.e. the MILDCs decrease the required deliveries of natural gas by the Issuer based on changes in total estimated customer usage). In order for the Issuer to operate in the

MILDCs, the Issuer must deliver natural gas volumes based on the demands of the MILDCs. At the end of the twelve months ended March 31, the MILDCs perform a volumetric balancing with the Issuer to settle any imbalances between the total amount of natural gas provided to the MILDCs during the twelve months ended March 31 and the actual usage of natural gas by the Issuer's customers. Such imbalance may require the Issuer to repurchase excess gas delivered. At the beginning of any twelve month period ended March 31, the Issuer expects that any imbalance settlements for such period will be immaterial to the financial results of the Issuer on both an annual and quarterly basis based on our historical experience (i.e. adjusting the financial results for expected imbalance settlements would have impacted all respective line items by less than 1%). Accordingly, the Issuer has recorded any final imbalance adjustments in the fourth fiscal quarter of each of its prior fiscal years and will continue this practice for future periods. Customers in the MILDCs pay the MILDCs and the ultimate payment by the customer to the MILDCs has no bearing on the amount of cash realizable from the MILDCs by the Issuer. In addition, the MILDCs have no recourse to the Issuer for unpaid debts by customers to the MILDC relating to natural gas deliveries made by the Issuer. Per the guidance in SEC Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"):

The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

  •
  Persuasive evidence of an arrangement exits

  •
  Delivery has occurred or services have been rendered

  •
  The seller's price to the buyer is fixed or determinable, and

  •
  Collectibility is reasonably assured.

The Issuer believes all four criteria in SAB 104 are met upon delivery of natural gas to the respective "city gate" of the MILDCs. First, the persuasive evidence of the arrangement existing between the MILDCs and the Issuer reside in the respective tariff for the MILDCs. Second, delivery has occurred upon delivery of the natural gas by the Issuer to the respective "city gate" of the MILDC. Third, the seller's (i.e., the Issuer) price to the buyer (i.e., the MILDC) is determinable based on the sales prices entered into between the Issuer and their respective customers as communicated to the MILDCs and the rates as defined in the respective tariffs of the MILDCs. Fourth, collectibility is reasonably assured as the MILDCs are guaranteed markets that pay the Issuer within 30 days of delivery of gas to the respective "city gate" of the MILDC, with no recourse to the Issuer for unpaid debts by customers to the MILDCs. Accordingly, upon delivering natural gas to the MILDCs, the Issuer has completed its revenue recognition requirements under SAB 104. The Issuer also considered Financial Accounting Standards Board Statement of Financial Accounting Standard No. 48, Revenue Recognition When Right of Return Exits ("FAS 48") to further support its revenue recognition policies regarding sales of natural gas in the MILDCs. Per the guidance in FAS 48:

If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

  a.
  The seller's price to the buyer is substantially fixed or determinable at the date of sale.

  b.
  The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

  c.
  The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

  d.
  The buyer acquiring the product for resale has economic substance apart from that provided by the seller. This condition relates primarily to buyers that exist "on paper," that is, buyers that have little or no physical facilities or employees. It prevents enterprises from recognizing sales revenue on transactions with parties that the sellers have established primarily for the purpose of recognizing such sales revenue.

  e.
  The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

  f.
  The amount of future returns can be reasonably estimated. Exchanges by ultimate customers of one item for another of the same kind, quality, and price (for example, one color or size for another) are not considered returns for purposes of this Statement.

The Issuer believes all six criteria in FAS 48 are met upon delivery of natural gas to the respective "city gate" of the MILDCs. First, as previously discussed, the seller's (i.e., the Issuer) price to the buyer (i.e., the MILDC) is determinable based on the sales prices entered into between the Issuer and their respective customers as communicated to the MILDCs and the rates as defined in the respective tariffs of the MILDCs. Second, as previously discussed, the MILDCs are guaranteed markets that pay the Issuer within 30 days of delivery of gas to the respective "city gate" of the MILDCs, with no recourse to the Issuer for unpaid debts by customers to the MILDCs. Third, the MILDCs obligation to the Issuer would not be changed in the event the natural gas delivered to the MILDCs is "lost" after the delivery of such natural gas to the MILDCs by the Issuer. Title of the natural gas passes to the MILDCs upon delivery of the natural to the "city gate" of the MILDCs, and all risk of loss to the natural gas from that point in time rests with the MILDCs. Fourth, the MILDCs buying the natural gas from the Issuer have economic substance, as the MILDCs are buying such natural gas for ultimate delivery to the customers in its market. The MILDCs are operating entities, not paper entities, and are a vital economic party to the ultimate delivery of natural gas to the end customer in its market. Fifth, the Issuer has no significant obligations as the MILDCs are to resell the natural gas to the end customers. The MILDCs pay the Issuer for natural gas delivered to the "city gate", but the MILDCs then need to ensure such natural gas properly flows to the end customer and further such MILDCs then need to collect on such deliveries of natural gas, in order to recoup the amount previously paid to the Issuer. The last requirement under FAS 48 requires the amount of future returns to be reasonably estimated. As previously noted, the Issuer believes the estimate of any future returns would be immaterial. In addition, the Issuer believes that upon delivery of natural gas to the "city gate" of the MILDCs, all revenue recognition requirements under SAB 104 have been met. Based on the Issuer's history with the MILDCs, the amount of natural gas delivered over the twelve month period ended March 31, based on the MILDCs "flat load" schedule, have been sufficient to cover the actual amount of natural gas utilized by the Issuers customer during such corresponding twelve month period of time (i.e. the Issuer has delivered more gas under the "flat load" schedule than utilized by its customers), although the excess of the delivered volume of natural gas over the actual amount of natural gas consumed by the Issuer's customers, arises during the last month of deliveries of natural gas (i.e., the deliveries in the month of March each year create the differential between total deliveries and actual customer usage).

Allowance for Doubtful Accounts, page F-8

43.
With reference to the accounting guidance in paragraph 11 of SFAS 140, please explain to us how you account for the sale of customer billings to LDCs, including how they meet the requirements of a sale in paragraph 9 of SFAS 140.

Based on the revenue recognition model followed by the Issuer in guaranteed markets and the associated manner in which the Issuer is entitled to and receives cash for sales in such markets, the Issuer does not believe the guidance in SFAS 140 is applicable. In guaranteed markets, the Issuer makes the election as to whether the LDC will guarantee its receivables. In cases in which the receivables are guaranteed by the LDC, the LDC pays the Issuer for natural gas delivered net of a discount. The discount is the LDC's cost of service to guarantee the receivable. In addition, the guarantee relationship between the LDC and the Issuer is in the ordinary course of business and does not provide the Issuer with any benefit unavailable to other marketers. Accordingly, the Company believes its receivables in guaranteed markets are from the LDC and not from the end customer. The guaranteed receivables recorded by the Issuer and paid by the LDCs are calculated based on the volume of natural gas delivered to the end customer. On a periodic basis, the LDCs provide the Issuer with the amount of natural gas utilized by the Issuer's respective customers to determine the amount of the guaranteed receivables owed by the LDC to the Issuer. The ultimate amount due from the LDCs is not impacted by the amount the end customer eventually pays the LDC. In addition, the LDC has no recourse against the Issuer for non-payment by end customers to the LDC. The Issuer has revised its disclosures to more accurately reflect the manner in which LDCs guarantee receivables.

Impairment of Long-Lived Assets, page F-9

44.
Please expand your disclosure to explain how you calculate the amount of the impairment loss.

The Issuer has complied with the Staff's comment by revising the disclosure on page F-9 of the prospectus.

Note 6. Acquisitions, page F-16

45.
We note the acquisition of certain natural gas contracts of Castle Power resulted in recording a liability for below market contracts with the additional purchase price capitalized as customer acquisition costs. We assume that the amortization of the liability is reflected as additional revenue in the income statement. Please tell us how cash flows from operating activities are adjusted for this "non-cash" income in your statement of cash flows.

The amortization of the liability recorded in connection with the acquisition of below market contracts from Castle Power LLC ("Castle") is recorded as an adjustment through cost of natural gas and electricity sold as the Issuer makes deliveries under such contracts. The Issuer believes this is appropriate as the Issuer views the impact on the gross margin as the relevant measure. The amount of the below market contracts recorded in cost of natural gas and electricity sold was approximately $3 million during fiscal 2006 and represents an immaterial percentage, approximately 1%, cost of goods sold for such fiscal year. Disclosure of this accounting treatment is included in Note 6 to the Issuer's consolidated financial statements for the year ended June 30, 2006. The non-cash impact of the change in the liability recorded in connection with the below market contracts acquired from Castle was included in the statement of cash flows in the change in accounts payable. The Issuer agrees that this non cash charge should be separately disclosed and has revised the statement of cash flows to reflect this change.

46.
Please tell us the financial statement implications for the difference in the accounting for business combinations as opposed to asset acquisitions for each of the acquisitions described in Note 6.

Financial Accounting Standards Board Statement No. 141, Business Combinations ("SFAS 141"), defines a business combination as occurring when an entity acquires net assets that constitute a business (as described in EITF Issue No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business" ("EITF 98-3")) or equity interests of one or more other entities and obtains control over the entity or entities. Determining whether an acquired set of assets and activities is a business as defined in EITF 98-3 is a three-step process. These steps include:

  1.
  Identifying the elements included in the acquired set.

  2.
  Comparing the identified elements in the acquired set to the complete set of elements necessary for the acquired set to conduct normal operations in order to identify any missing elements.

  3.
  Making an assessment as to whether the missing elements are significant enough to conclude that the acquired set is not a business.

The elements necessary for an acquired set to continue to conduct normal operations will vary by industry and by the operating strategies of the acquired set. An evaluation of the necessary elements should consider:

  1.
  Inputs

  a.
  Long-lived assets, including intangible assets, or rights to the use of long-lived assets

  b.
  Intellectual property.

  c.
  The ability to obtain access to necessary material or rights

  d.
  Employees

  2.
  Processes: The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as strategic management processes, operational processes, and resource management processes.

  3.
  Outputs: The ability to obtain access to the customers that purchase the outputs of the acquired set.

The Issuer addressed the provisions of both SFAS 141 and EITF 98-3 to evaluate the proper accounting treatment for the acquisition of all the issued and outstanding common stock of Total Gas & Electric, Inc. ("TG&E"), certain natural gas customer contracts of Castle and substantially all of the assets of SESCo. The Issuer determined that both the TG&E and SESCo acquisitions met the requirements of acquiring a business under the provisions of SFAS 141 and EITF 98-3 as all the elements (i.e., inputs, processes and outputs) of a business were acquired. The Issuer determined that the acquisition of Castle did not meet the requirements of acquiring a business under the provisions of SFAS 141 and EITF 98-3 as only below market contracts were acquired and therefore the acquired assets did not include all the inputs or any processes from Castle.

The financial statement implications of accounting for an acquisition of a business versus accounting for the acquisition of assets is that goodwill can only arise in an acquisition of a business.

As previously discussed, although the Issuer concluded that the acquisition of TG&E qualified as an acquisition of a business under the provisions of FAS 141, it considered what the impact to the accounting would have been if the reverse were true (i.e., TG&E was an acquisition of assets not a business). If the acquisition of TG&E had not been accounted for as an acquisition of a business but rather as an acquisition of assets, there would have been no difference in the accounting performed by the Issuer as the Issuer believes that all assets acquired and liabilities assumed were appropriately recorded at fair value on the date of acquisition and no goodwill was recognized as a result of the TG&E acquisition.

As previously discussed, the Issuer concluded that the acquisition of Castle did not qualify as an acquisition of a business under the provisions of SFAS 141. If the acquisition of Castle had not been accounted for as an acquisition of intangible assets but rather an acquisition of a business, the Issuer would have allocated the consideration (i.e.. assumption of below market customer contracts of $3.6 million) provided to Castle to the assets acquired and liabilities assumed, based on their relative fair values. The fair value of acquired below market customer contracts would have been estimated at $4.6 million (calculated as $3.6 million for the customer contracts plus $1 million of Contingent Consideration, as defined in Note 6 to the consolidated financial statements, relating to such customer contracts). As the fair value of the customer contracts would have been $1 million greater than the consideration provided to acquire Castle, such excess fair value would have been considered negative goodwill. Based on the provisions of SFAS 141, the $1 million of negative goodwill would have been ascribed to a Contingent Consideration liability.

As previously discussed, the Issuer concluded that the acquisition of SESCo qualified as an acquisition of a business under the provisions of FAS 141. If the acquisition of SESCo had not been accounted for as an acquisition of a business but rather as an acquisition of assets, there would have been no difference in the accounting performed by the Issuer as no goodwill is expected to be recognized as a result of the SESCo acquisition. It is important to note that the Issuer has not yet finalized the purchase accounting for the acquisition of SESCo and upon finalization of such accounting the Issuer could theoretically record goodwill if the value ascribed to the net assets acquired (including identifiable intangible assets) is less than the total purchase price of SESCo.

Note 8. Commitments, page F-19

Operating Leases, page F-19

47.
Please disclose how you account for the escalation clauses present in your operating leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, please disclose as such. If our assumption is incorrect, please tell us how your accounting complies with paragraph 15 of SFAS 13 and FTB 88-l.

The Issuer confirms the Staff's assumption as correct and the Issuer has complied with the Staff's comment by revising the disclosure on page F-19 of the prospectus.

Note 10. Redeemable Convertible Preferred Stock, page F-21

48.
We note that you did not adjust the preferred stock to its redemption amount because it is only contingently redeemable and it is not probable that it will become redeemable. In accordance with paragraph 15 of EITF D-98, please disclose why it is not probable that the preferred stock will become redeemable. Additionally, please explain to us the scenario that would give rise to adjusting the preferred stock to its redemption value in the event the annualized IRR was other than 25%-40%.

The Issuer has complied with the Staff's comment by revising the disclosure on page F-23 of the prospectus regarding why it is not probable that the preferred stock will become redeemable.

In response to the Staff's request for clarification, the following scenarios explain when the Issuer would adjust the redemption value of the Preferred Stock, if the IRR of the Issuer's common stock is below 25% or above 40%.

Upon the Issuer determining that it would be probable that the IRR of the Issuer's common stock would be below 25% on or after the fifth anniversary of the issuance of the Preferred Stock (i.e. June 30, 2009), and therefore the holders of the Preferred Stock would have the right to "put" the Preferred Stock to the Company, the Issuer would then adjust the redemption value for the Preferred Stock to an amount per share equal to the greater of:

1.
the Convertible Preferred Liquidation Preference defined as the sum of:

a.
the purchase price per share (as adjusted for any splits, stock dividends, combinations, recapitalization, or other similar event), and

b.
all dividends accrued or declared and unpaid as of such date on the Preferred Stock, or

2.
the amount per share of Preferred Stock (or its common stock equivalent) such holder would have received if it had converted its share of Preferred Stock into shares of the Company's Common Stock immediately prior to a liquidation.

Upon the IRR of the Issuer's common stock being 40% or greater on or after the fifth anniversary of the issuance of the Preferred Stock (i.e., June 30, 2009), and the Issuer concluding that it would then exercise its right to redeem the Preferred Stock, the Issuer would then adjust the redemption value for the Preferred Stock to an amount per share equal to the greater of:

1.
the Convertible Preferred Liquidation Preference defined as the sum of:

a.
the purchase price per share (as adjusted for any splits, stock dividends, combinations, recapitalization, or other similar event), and

b.
all dividends accrued or declared and unpaid as of such date on the Preferred Stock, or

2.
the amount per share of Preferred Stock (or its common stock equivalent) such holder would have received if it had converted its share of Preferred Stock into shares of the Company's Common Stock immediately prior to a liquidation.

49.
Please disclose the price at which the holders may "put" the preferred stock to you in the event the IRR does not at least equal 25% per annum.

The Issuer has complied with the Staff's comment by revising the disclosure on page F-23 of the prospectus.

Note 13. Segment Information, page F-27

50.
Please disclose total assets for each reportable segment. Refer to the requirements of paragraph 27 of SPAS 131.

The Issuer has complied with the Staff's comment by revising the disclosure on page F-28 of the prospectus.

Schedule II, page F-31

51.
Please tell us the reason for the large deduction from the allowance in fiscal 2005.

During the fiscal year ended June 30, 2005 the Issuer wrote-off $2.7 million, primarily relating to accounts receivable balances in one of the Issuer's largest non-guaranteed markets. Bad debt expense as a percentage of sales was 1.1% for fiscal 2005 and fiscal 2004. The increase from a $0.9 million write-off in fiscal 2004 to a $2.7 million write-off in fiscal 2005 was primarily due to the timing of write-offs between the periods.

Retail Energy Business of Shell Energy Services Company, L.L.C.

Statements of Operations and Comprehensive Income, page F-34

52.
Please ensure it is clear that the income tax provision is a pro forma amount.

The Issuer has complied with the Staff's comment by revising the disclosure on page F-72 of the prospectus to clearly reflect the income tax provision as pro forma amounts.

53.
Please disclose the amount of pro forma income tax expense or benefits allocated to each component of other comprehensive income, including reclassification adjustments. See paragraph 25 of SFAS 130.

The Issuer has complied with the Staff's comment by revising the disclosure on page F-72 of the prospectus to disclose the amount of pro forma income tax expense or benefits allocated to each component of other comprehensive income, including reclassification adjustments.

Revenue Recognition, page F-39

54.
You disclose that invoices to customers may include pass-through amounts relating to the transmission and distribution of the commodity, which are provided by the incumbent utility. You record these pass-through amounts in revenues and cost of sales as you bear the related credit risk. With reference to the other indicators of gross revenue reporting discussed in paragraphs 7-14 of EITF 99-19, please justify why it is appropriate to record these amounts gross. In doing so, please note that based on paragraph 14 of this guidance, credit risk provides weaker evidence that you are a principal in the transaction. Therefore, this indicator alone would most likely not result in a conclusion to record revenue gross.

The pass-through charges referenced in the financial statements of the Retail Energy Business of SESCo pertain solely to transactions with the prior incumbent utility, Atlanta Gas Light ("AGL"), in the Georgia market. The regulatory structure in Georgia called for 100% deregulation wherein AGL released all of its customers to natural gas marketers and completely exited the business of selling natural gas to end users. AGL provides natural gas marketers with a transportation and distribution infrastructure to deliver natural gas to end customers. AGL charges natural gas marketers for such service. Further, the natural gas marketers were required to bill and collect all charges to their customers as well as provide customer care support. The current regulatory structure also mandates that natural gas marketers separately itemize in customer bills the dollar amount of charges related to specified services provided by AGL, at the cost charged by AGL.

The Issuer's and SESCo's (collectively, "we") view is that the sale of natural gas to its customers in the Georgia market requires several components to fulfill, all of which are essential to the completion of the earnings process, and embedded in the billings charged to the individual customers.

The major fulfillment components of the earnings process in Georgia include:

1.
Securing the physical natural gas. The Issuer is responsible for purchasing natural gas from suppliers and takes title to such natural gas prior to delivery to the end of customer.

2.
Transporting and delivering the physical natural gas from the purchase point to the end user (customer). The Issuer is responsible for scheduling and delivering natural gas to its end customer.

3.
Determining each customer's start and stop period of natural gas usage for each billing cycle (consumption period).

4.
Determining the actual consumption of natural gas, by customer, during each billing cycle.

5.
Billing each customer, based on their consumption of natural gas, at the agreed rates. The Issuer is responsible for all credit risk related to the sale of natural gas to the end customer.

When comparing the fact pattern noted above to the indicators of gross revenue reporting noted in paragraphs 7-14 of EITF 99-19, we note the following:

We are the primary obligor in the arrangement with our customers.    We have a full requirements contract with the customers and would incur penalties for nonperformance. AGL does not have a direct relationship with the customers. We are responsible for billing and collecting any charges assessed to our customers for the sale of natural gas.

We have general inventory risk.    If during any period our customers use less gas than we deliver to AGL we are required to sell that gas wholesale at the then current market rate. To mitigate the risk of nonperformance we purchase physical natural gas storage inventory. The transportation and distribution charges paid to AGL are a component of acquiring and delivering gas.

We have latitude in establishing price.    We have the flexibility to set our commodity price to our customers based on the market. Although by statute we must separately itemize certain AGL charges at the cost we pay to AGL, there is no preclusion from us setting our commodity price in such a manner as to recover any shortfall we incur on non-recovery of AGL charges due to customer non-payment.

Note 5. Intangible Assets, page F-41

55.
Please disclose amortization expense for each period presented. See paragraph 45(a)(2) of SFAS 142.

The Issuer has complied with the Staff's comment by revising the disclosure on page F-79 of the prospectus to disclose the amortization expense for each period presented.

Registration Statements on form S-4, file No. 333-138425-01 to -12

56.
Please revise to comply, as applicable, with our comments above.

The Issuer has complied with the Staff's comment by responding to the Staff's comments with respect to the Registration Statement on Form S-4, File No. 333-138425.

57.
Please disclose on the cover page that the senior notes are guaranteed. Revise the disclosure throughout to state the nature of the subsidiary guarantees. Please clarify whether the subsidiary guarantors will provide "full" and unconditional guarantees of the senior notes.

The Issuer has complied with the Staff's comment by revising the disclosure on the cover page of the prospectus and under "Prospectus Summary—Terms of New Notes" on page 6 of the prospectus, under "Description of New Notes—General" on page 111 of the prospectus and under "Description of New Notes—Guarantees" on page 113 of the prospectus to clarify the unconditional nature of the subsidiary guarantees.

MXenergy Holdings Inc.
Deferred Financing Costs Analysis for SEC Comment Letter

Description	$190 mil Notes Offering Aug. "06 to Jul "11 60 Months	Societe Generale Hedging facility Fees Aug. "06 to Jul "08 24 Months	Societe Generale Hedging facility Annual Fees ($1mil) Aug. "06 to Jul "07 12 Months	$190 Mil Bridge Loan Aug. "06 to Aug "06 1 Month	Societe Generale Closing Costs Amended ABL Aug "06 to Oct 15 "08 (27.5 Mos)	TOTAL
Balance @ 05-31-06	—	—	—	—	—	—
June 2006 Activity
Ernst & Young—fees relating to MxEnergy financial amounts included in the offering memorandum	179,246					179,246
Ernst & Young—fees relating to MxEnergy financial amounts included in the offering memorandum	100,000					100,000
Ernst & Young—fees relating to MxEnergy financial amounts included in the offering memorandum	225,000					225,000
PriceWaterhouse Coopers—fees relating to SESCo financial amounts included in the offering memorandum	100,000					100,000
Moodys—Fees to obtain a debt rating on the senior notes offering	184,000					184,000
Paul Hastings—legal fees relating to the creation of and disclosures in the offering memorandum	58,311					58,311
Paul Hastings—legal fees relating to the creation of and disclosures in the offering memorandum	232,106					232,106
Paul Hastings—legal fees relating to the preparation of amended and restated revolving credit facility					1,512	1,512
Paul Hastings—legal fees relating to the preparation of amended and restated revolving credit facility					7,467	7,467
Paul Hastings—legal fees relating to the preparation of amended and restated revolving credit facility					3,870	3,870
Paul Hastings—legal fees relating to the preparation of bridge loan commitment letter				3,537		3,537
Bracewell & Giuliani LLC—legal fees relating to amended and restated revolving credit facility					33,273	33,273

Balance @ 06-30-06	1,078,664	—	—	3,537	46,123	1,128,323

July 2006 Activity
Bingham McCutchen—legal fees relating to the offering memorandum	6,500					6,500
Merrill Communications LLC—fees for preparation and printing of the offering memorandum	192,274					192,274
August 2006 Activity
Bracewell & Giuliani LLC—legal fees relating to amended and restated revolving credit facility					91,651	91,651
Stikeman Elliot—legal fees relating to the offering memorandum	6,033					6,033
SocGen—closing fees relating to the amended and restated revolving credit facility					2,613	2,613
PriceWaterhouse Coopers—auditing fees relating to SESCo financial amounts included in the offering memorandum	100,000					100,000
Ernst & Young—fees relating to MxEnergy financial amounts included in the offering memorandum	523,900					523,900
Bracewell & Giuliani LLC—legal fees relating to the	244,621					244,621
Cahill Gordan—legal fees relating to the offering memorandum	180,000					180,000
SocGen—fees related to amended and restated revolving credit facility					2,793,060	2,793,060
SocGen—fees relating to novation of derivative positions to Soc Gen for new hedging facility		750,000				750,000
Deutsche Bank & Morgan Stanley—fees to underwrite the issuance of the $190 million senior notes offering	1,514,070					1,514,070
Deutsche Bank Fees—preliminary financing fee for the issuance of $190 million bridge loan (1.25% of bridge loan)				2,375,000		2,375,000
Deutsche Bank Fees—refund of 75% of the 1.25% prelimnary financing fee, due to MxEnergy as $190 million senior note offering occurred				(1,781,250)		(1,781,250)
Various "road show" expenses to "sell" the $190 milion senior notes	169,727					169,727
September 2006 Activity
SocGen—annual hedge facility fee			1,000,000			1,000,000
Standard & Poors—Fees to obtain a debt rating on the $190 million of senior notes offering	134,500					134,500
Ernst & Young—fees relating to MxEnergy financial amounts included in the offering memorandum	251,100					251,100
Paul Hastings—legal fees relating to the creation of and disclosures in the offering memorandum	336,071					336,071
Bracewell & Giuliani LLC—legal fees relating to the amended and restated revolving credit facility					16,514	16,514
Moody's—adjustment to rating fee due to lower amount of notes offered (i.e. $190 million actual versus $200 million estimated)	(4,250)					(4,250)
PriceWaterhouse Coopers—fees relating to MxEnergy financial amounts included in the offering memorandum	56,447					56,447
PriceWaterhouse Coopers—fees relating to MxEnergy financial amounts included in the offering memorandum	29,300					29,300

Balance @ 09-30-06	4,818,955	750,000	1,000,000	597,287	2,949,961	10,116,203

Oiriginal Issue Discount	4,750,000

Total deferred financing costs as disclosed in the S-4	14,866,203

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Reconciliation of actual deferred financing costs to deferred financing costs as if the bridge loan was used to acquire SESCo (i.e. the Senior Notes offering was not consumated)
Less original issue discount	(4,750,000)
Less underwriting fees on senior notes	(1,514,070)
Less rebate on Moody's fees for not consumating senior notes offering	(47,000)
Add bridge loan rebate as senior notes offering was not consumated	1,781,250
Add Moodys adjustment related to senior notes offering	4,250

10,340,633

Detail of amounts comprising $10,340,633 of deferred financing fees	Amortization for twelve months
Financing costs relating to Societe Generale Hedging Facility (2 year amortization period)	750,000	375,000
Financing costs relating to Societe Generale Hedging Facility (1 year amortization period)	1,000,000	1,000,000
Financing costs relating to Societe Generale Credit Facility (27.5 months amortization period)	2,949,961	1,287,256
Financing costs relating to the brdige loan (1 year amortization)	2,378,537	2,378,537
Financing costs relating to abandoned senior notes offering (write-off costs immediately as offering was abandoned)	3,262,135	3,262,135

	10,340,633	8,302,928

Twelve month estimated interest expense if bridge loan were used to consumate SESCo acquisition—$190,000,000 *10.763 interest (Libor of 5.513% plus 5.25%)	20,449,700
Less Historical SESCo interest expense for the twelve months ended June 30, 2006	(2,171,000)
Add Recasting SESCo's historical average outstanding debt using revolver ($43,200,000 at 7.888%) outstanding for twelve months	3,407,616
Add amortization of deferred financing fees if the bridge loan had been utilized to consumate the SESCo acquisition	8,302,928

Net pro forma adjustment to interest expense for the twelve months ended June 30, 2006 as if the bridge loan was utilized to consumate the acquisition of SESCo	29,989,244
Net pro forma adjustment to interest expense for the twelve months ended June 30, 2006 as if the senior notes offering had occurred (as disclosed in the S-4)	31,135,000

Had the pro forma financial information been prepared reflecting the financing of the SESCo acquisition with proceeds from the bridge loan, pro forma interest expense would have been lower by approximately $1,145,756, which includes $3,262,135 of charges pertaining to the write-off of costs of assumed aborted debt offering).	(1,145,756)

3

QuickLinks

SCHEDULE I
Subsidiary Guarantors
MXENERGY HOLDINGS INC. REGISTRATION STATEMENT ON FORM S-4
Memorandum of MxEnergy Holdings Inc.'s (the "Issuer") Responses to Comments of the Staff of the Securities and Exchange Commission (the "Staff") Conveyed in a Letter Dated December 1, 2006
MXenergy Holdings Inc. Deferred Financing Costs Analysis for SEC Comment Letter